UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Ratel Group Limited
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

British Virgin Islands
(Jurisdiction of Subject Company's Incorporation or Organization)

RTG Mining Inc.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

G73897103
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
701 Fifth Avenue
Suite 6100
Seattle, Washington 98101
Telephone: (206) 903-5448
 (Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

February 28, 2013

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.                      Home Jurisdiction Documents

(a)  The following documents have been delivered to holders of securities of, or published in the home jurisdiction of, Ratel Group Limited, and are required to be disseminated to U.S. security holders or published in the United States:

●	Notice of Special Meeting of Shareholders and Management Information Circular, dated February 20, 2013 (the “Circular”), a copy of which is furnished as Exhibit 99.1 to this Form CB; and

●	Letter of Transmittal, a copy of which is furnished as Exhibit 99.2 to this Form CB.

The Exhibits attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities Exchange Commission.

(b) Not applicable

Item 2.                      Informational Legends

The legends required by Rule 802(b) of the Securities Act of 1933, as amended, are included under the heading “Notice to Shareholders in the United States” on page 4 of the Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, RTG Mining Inc. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in the United States in connection with the transaction to which this Form CB relates.

Any change in the name or address of the agent for service of process of RTG Mining Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 28, 2013.

RTG MINING INC.

By:	/s/ Michael Bowen
Name:	Michael Bowen
Title"	Director

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Notice of Special Meeting of Shareholders and Management Information Circular, dated February 20, 2013

99.2	Letter of Transmittal